

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

<u>Via E-mail</u>
David Wear
Chief Financial Officer
Identive Group, Inc.
1900 Carnegie Avenue, Building B
Santa Ana, CA 92705

      Re: Identive Group, Inc.
             Form 10-K for the fiscal year ended December 31, 2011
             Filed March 29, 2012
             Form 10-Q for the quarterly period ended September 30, 2012
             Filed November 9, 2012
             File No. 000-29440

Dear Mr. Wear:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Stephen Krikorian

                       Stephen Krikorian
                       Accounting Branch Chief